Snow Lake Updates on the Joint Venture with Global Uranium and Enrichment Limited

On the Pine Ridge Uranium Project

Winnipeg, Manitoba, Canada, April 10, 2025 - Snow Lake Resources Ltd., d/b/a Snow Lake Energy (Nasdaq: LITM) ("Snow Lake"), a uranium exploration and development company, provides an update on the 50 / 50 joint venture with Global Uranium and Enrichment Limited ("GUE") on the Pine Ridge Uranium Project ("Pine Ridge") in Wyoming's Powder River Basin.

Highlights

  GUE has staked additional mineral claims around Pine Ridge, bringing the total project footprint to nearly 20,000 acres of surface access and mineral rights
  GUE has called an extraordinary general meeting for April 14, 2025 to obtain approval from its shareholders for it's A$10 million equity raise as part of the acquisition of Pine Ridge
  Snow Lake has committed to invest circa A$5.8 million, for a 19.99% interest in GUE, as part of the equity raise
  Ubaryon continues to progress with a number of interested strategic parties towards securing funding for the ongoing development of its business

CEO Remarks

"We are extremely pleased with Global Uranium and Enrichment Limited's ("GUE") ASX Announcement of April 3, 20251, announcing that GUE continues to stake additional mining claims around Pine Ridge in order to increase the project footprint," said Frank Wheatley, CEO of Snow Lake. "This proactive approach of GUE to enhance the footprint of Pine Ridge, as well as commencing the preparation of a drill program for Pine Ridge in 2025, reinforces our belief that our joint venture with GUE on Pine Ridge holds the potential to create substantial value for our shareholders."

Ubaryon

Ubaryon is a private Australian company which is developing and commercialising a unique uranium enrichment technology (the "Ubaryon Enrichment Technology") based on the chemical separation of naturally occurring uranium isotopes.  GUE is the largest shareholder of Ubaryon with a 21.9% shareholding.  Ubaryon owns 100% of the Ubaryon Enrichment Technology.

1 https://wcsecure.weblink.com.au/pdf/GUE/02932279.pdf

As GUE announced on February 12, 20252, Ubaryon updated its shareholders regarding commercial interest from potential major strategic partners towards securing funding for ongoing development for the business.  GUE advises that this process continues to progress well with a number of interested parties and is expected to be announced within the first half of 2025.

Pine Ridge Uranium Project

As announced by each of Snow Lake and GUE on March 12, 20253, Snow Lake and GUE entered into a joint venture agreement (the "JVA") for the acquisition of 100% of Pine Ridge in Wyoming's Powder River Basin.

GUE announced on April 3, 20254 that that through the JVA, the GUE management team is staking further claims surrounding Pine Ridge, which will nearly double the footprint of the current project holdings.  The current project holdings include nearly 20,000 acres of surface access and mineral rights.  GUE has also commenced the preparation of a drilling program including permitting and tendering drill contractors.

As part of the acquisition, GUE received binding commitments to raise A$10.0 million (before costs) through a conditional placement to institutional and sophisticated investors (the "Placement").  Included in the Placement, Snow Lake has agreed to invest circa A$5.8 million for a 19.9% shareholding in GUE.  The Placement is subject to GUE shareholder approval to be sought at an Extraordinary General Meeting to be held on April 14, 2025 and Snow Lake completing due diligence.  To allow Snow Lake to finalise its due diligence, GUE has agreed to extend Snow Lake's due diligence period until April 10, 2025.

About Snow Lake Resources Ltd.

Snow Lake Resources Ltd., d/b/a Snow Lake Energy, is a Canadian mineral exploration company listed on Nasdaq:LITM, with a global portfolio of clean energy mineral projects comprised of two uranium projects and two hard rock lithium projects.  The Engo Valley Uranium Project is an exploration stage project located in the Skeleton Coast of Namibia, and the Black Lake Uranium Project is an exploration stage project located in the Athabasca Basin, Saskatchewan.  The Shatford Lake Project is an exploration stage project located adjacent to the Tanco lithium, cesium and tantalum mine in Southern Manitoba, and the Snow Lake Lithium™ Project is an exploration stage project located in the Snow Lake region of Northern Manitoba.  Learn more at www.snowlakeenergy.com.

2 https://wcsecure.weblink.com.au/pdf/GUE/02912046.pdf

3 https://wcsecure.weblink.com.au/pdf/GUE/02923751.pdf, https://snowlakeenergy.com/transformational-u-s-uranium-transaction-snow-lake-energy-acquires-the-advanced-pine-ridge-uranium-project-in-wyoming-through-a-strategic-partnership-with-global-uranium-and-enrichment-limited/

4 https://wcsecure.weblink.com.au/pdf/GUE/02932279.pdf

Forward-Looking Statements: This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the "safe harbor" provisions under the Private Securities Litigation Reform Act of 1995 that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements, including without limitation statements with regard to Snow Lake Resources Ltd.. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. Forward-Looking statements contained in this press release may be identified by the use of words such as "anticipate," "believe," "contemplate," "could," "estimate," "expect," "intend," "seek," "may," "might," "plan," "potential," "predict," "project," "target," "aim," "should," "will," "would," or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-Looking statements are based on Snow Lake Resources Ltd.'s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict.  Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. Some of these risks and uncertainties are described more fully in the section titled "Risk Factors" in our registration statements and annual reports filed with the Securities and Exchange Commission. Forward-Looking statements contained in this announcement are made as of this date, and Snow Lake Resources Ltd. undertakes no duty to update such information except as required under applicable law.

Contact and Information	Investor Relations	Follow us on Social Media

Frank Wheatley, CEO	Investors: ir@snowlakelithium.com	Twitter: www.twitter.com/SnowLakeEnergy

	Website: www.snowlakeenergy.com	LinkedIn: www.linkedin.com/company/snow-lake-energy